Filed by Microsoft Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Yahoo! Inc.

Commission File No.: 000-28018

THE FOLLOWING IS THE TEXT OF A PRESS RELEASE ISSUED BY MICROSOFT CORPORATION ON APRIL 9, 2009.

Microsoft Comments on Yahoo! Announcement

REDMOND, Wash., April 9 /PRNewswire-FirstCall/ — Microsoft Corp. (Nasdaq: MSFT) today issued the following statement from Brad Smith, Microsoft’s General Counsel, related to an announcement today by Yahoo! Inc. (Nasdaq: YHOO):

“Any definitive agreement between Yahoo! and Google would consolidate over 90% of the search advertising market in Google’s hands. This would make the market far less competitive, in sharp contrast to our own proposal to acquire Yahoo! We will assess closely all of our options. Our proposal remains the only alternative put forward that offers Yahoo! shareholders full and fair value for their shares, gives every shareholder a vote on the future of the company, and enhances choice for content creators, advertisers, and consumers.”

About Microsoft

Founded in 1975, Microsoft (NASDAQ: MSFT) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the Securities and Exchange Commission (the “SEC”) if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.

Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 3, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on September 21, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.

All information in this release is as of April 9, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

SOURCE Microsoft Corp.

CONTACT: pr.mspx./ /CONTACT: Rapid Response Team of Waggener Edstrom Worldwide, +1-503-443-7070, rrt@waggeneredstrom.com; or Joele Frank|Eric Brielmann|Tim Lynch, all of Joele Frank, Wilkinson Brimmer Katcher, +1-212-355-4449, all for Microsoft Corp.; or Financial analysts and investors, Colleen Healy, General Manager Investor Relations of Microsoft Corp., +1-425-706-3703 /Web site: http://www.microsoft.com